SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                Commission File Number: 0-24346
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                               Video Update, Inc.
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             (Exact name of registrant as specified in its charter)

    287 East 6th Street, Suite 400, St. Paul, Minnesota 55101 (651) 312-2222
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Class A Common Stock, $.01 par value per share; Preferred Share Purchase Rights;
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        Redeemable Class A Warrants; Redeemable Class B Warrants; Units
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            (Title of each class of securities covered by this Form)

                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)       [X]           Rule 12h-3(b)(1)(ii)      [ ]
     Rule 12g-4(a)(1)(ii)      [ ]           Rule 12h-3(b)(2)(i)       [ ]
     Rule 12g-4(a)(2)(i)       [ ]           Rule 12h-3(b)(2)(ii)      [ ]
     Rule 12g-4(a)(2)(ii)      [ ]           Rule 15d-6                [ ]
     Rule 12h-3(b)(1)(i)       [ ]

Approximate number of holders of record as of the certification or notice date:0
                                                                               -

          Pursuant to the requirements of the Securities and Exchange Act of 1934, Video Update, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                              Video Update, Inc.


DATE: December 21, 2001                  By:  /s/ Joe T. Malugen
                                       Name:  Joe T. Malugen
                                      Title:  Chairman & Chief Executive Officer